UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

FOUR SEASONS HOTELS INC.

___________________________________________________________

(Name of Issuer)

Limited Voting Shares

____________________________________________________________

35100E104

____________________________________________________________

(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

c/o Kingdom Holding Company

Kingdom Centre – Floor 66

P.O. Box 2

Riyadh 11321

Kingdom of Saudi Arabia

011-966-1-211-1111

_____________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Bruce W. Gilchrist, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

December 27, 2006

______________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 35100E104 Schedule 13D
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Kingdom of Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,389,182 Limited Voting Shares
	8	Shared Voting Power 179,322 Limited Voting Shares
	9	Sole Dispositive Power 7,389,182 Limited Voting Shares
	10	Shared Dispositive Power 179,322 Limited Voting Shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,568,504 Limited Voting Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 23%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 35100E104 Schedule 13D
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons Kingdom Investments, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,389,182 Limited Voting Shares
	8	Shared Voting Power None
	9	Sole Dispositive Power 7,389,182 Limited Voting Shares
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,389,182 Limited Voting Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22%
14		Type of Reporting Person (See Instructions) CO

This Amendment No. 1 amends the Schedule 13D filed on November 6, 2006, by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”) and Kingdom Investments, Inc., a corporation organized under the laws of Barbados (together with HRH, the “Reporting Persons”), relating to the Limited Voting Shares of Four Seasons Hotels Inc., an Ontario, Canada corporation. Capitalized terms used herein without definition have the meaning set forth in the Reporting Persons’ prior Schedule 13D report.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting the last two sentences in the first paragraph thereof and replacing them with the following three sentences:

“On December 27, 2006, the Investors entered into an Amendment No. 1 to the Funding and Cooperation Agreement (the “Amendment”) to extend the termination date of the Funding and Cooperation Agreement. The Funding and Cooperation Agreement, as amended by the Amendment, is terminable on the earliest of January 19, 2007 (unless an acquisition agreement is executed and delivered on or before such date), termination of the acquisition agreement, completion of the transactions contemplated by the Proposal and notice by either Kingdom Hotels or Cascade before execution and delivery of the acquisition agreement. The descriptions of the terms of the Funding and Cooperation Agreement and the Amendment contained herein are summaries only and are qualified in their entirety by the terms of the Funding and Cooperation Agreement and the Amendment, which are filed as Exhibit 99.1 and Exhibit 99.5 to this Schedule 13D, as amended, and are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit Number
99.5

Amendment No. 1, dated December 27, 2006, to the Funding and Cooperation Agreement, dated November 3, 2006, by and among Kingdom Hotels International, Isadore Sharp, Triples Holdings Limited and Cascade Investment, L.L.C.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

KINGDOM INVESTMENTS, INC.

By: /s/ Charles S. Henry Name: Charles S. Henry Title: President

Dated: January 8, 2007